Exhibit 3

FOR IMMEDIATE RELEASE	CONTACT:	Maria L. Bouvette
President and CEO
Porter Bancorp, Inc.
(502) 499-4800

PORTER BANCORP ACQUIRES OPTIONS TO PURCHASE 15.8% OF THE

COMMON SHARES OF CITIZENS FIRST CORPORATION

Engages J.J.B. Hilliard, W.L. Lyons, LLC as Financial Advisor

LOUISVILLE, Ky. (October 15, 2009) – Porter Bancorp, Inc. (NASDAQ: PBIB) announced today that it has entered into option agreements for the right to purchase approximately 15.8% of the outstanding common shares of Citizens First Corporation (NASDAQ: CZFC) for $9.00 per share. With the options, Porter Bancorp and its affiliates would beneficially own approximately 19.7% of the outstanding common shares of Citizens First.

The exercise of the options is conditioned upon Porter Bancorp obtaining regulatory approval for the purchases and acquiring the right to purchase at least 51% of the Common Stock on terms and conditions substantially similar to those in the option agreement. Porter Bancorp plans to file applications shortly with Federal Reserve and the Kentucky Department of Financial Institutions.

Porter Bancorp has also engaged J.J.B. Hilliard, W.L. Lyons, LLC to serve as financial advisor in connection with possible transactions involving Citizens First.

Citizens First Corporation is the bank holding company for Citizens First Bank, which operates eleven branch locations in Bowling Green, Franklin, Glasgow, Horse Cave and Munfordville, Kentucky. As of June 30, 2009, Citizens First reported assets of $339 million and total deposits of $264 million.

“Shareholders of Citizens First have approached Porter Bancorp’s principals on several occasions to inquire about Porter Bancorp’s interest in purchasing shares or in pursuing a business combination transaction with Citizens First,” stated Maria Bouvette, Porter Bancorp’s President and CEO. “We believe that a combination between Porter Bancorp and Citizens First could increase value for the shareholders of both companies. We have made our interest and willingness to discuss a possible transaction clear to Citizens First’s directors and executives.”

Porter Bancorp is filing a Schedule 13D with the Securities and Exchange Commission in connection with the option agreements.

About Porter Bancorp, Inc.

Porter Bancorp, Inc., a bank holding company headquartered in Louisville, Kentucky, had $1.7 billion in assets as of September 30, 2009. Through Porter’s subsidiary PBI Bank, it operates 18 full service banking offices in 11 counties in Kentucky. Porter Bancorp’s common stock is traded on the Nasdaq Global Market under the symbol “PBIB.”

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PBIB Acquires Options to Purchase 15.8% of the Common Shares of Citizens First Corporation

October 15, 2009

Additional Information

This communication is not an offer to sell, or a solicitation of an offer to buy, shares of Porter Bancorp common stock, or the solicitation of any proxies from Citizens First shareholders. This press release relates to a business combination transaction with Citizens First Corporation proposed by Porter Bancorp, Inc., which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Porter Bancorp would file with the SEC regarding the proposed transaction if such a negotiated transaction with Citizens First is reached or for any other document which Porter Bancorp may file with the SEC and send to Porter Bancorp or Citizens First shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PORTER BANCORP AND CITIZENS FIRST ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC Web site (www.sec.gov) and from Porter Bancorp by contacting C. Bradford Harris, Executive Vice President and Corporate General Counsel, Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223. Telephone: (502) 499-4800.

The directors and executive officers of Porter Bancorp and other persons may be deemed to be participants in the solicitation of proxies from Citizens First shareholders with respect to the proposed transaction. Information regarding Porter Bancorp’s directors and executive officers is available in its proxy statement filed with the SEC on April 22, 2009.

In addition to the proposed registration statement and proxy statement/prospectus, Porter Bancorp files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Porter Bancorp at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago. Please call the SEC at 1 800 SEC 0330 for more information on the public reference rooms. Porter Bancorp SEC filings also are available to the public from commercial document retrieval services and at www.sec.gov.

All information in this communication concerning Citizens First was obtained from public sources. While Porter Bancorp has no knowledge that any such information is inaccurate or incomplete, Porter Bancorp has not had the opportunity to verify any of that information.

Forward-Looking Statements

Statements in this press release relating to Porter Bancorp’s plans, objectives, expectations or future performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations. Porter Bancorp’s actual results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the “Risk Factors” section of the Company’s Form 10-K and subsequent periodic reports filed with the Securities and Exchange Commission.

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